UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       July 2007                                   File No:  0-52265

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated July 20, 2007

2.

News Release dated July 23, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: July 23, 2007

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE TSX-V: KGN

KEEGAN PROVIDES ASUMURA PROJECT UPDATE: DISCOVERS NEW GOLD-IN-SOIL TREND AT ASUMURA

Keegan is pleased to announce that it has discovered a new gold-in-soil trend at the Asumura gold project in southwest Ghana, which coincides with a large regional north east trending fault indicated by a large aeromagnetic break in the northeastern portion of the deposit.  The anomaly is over 5.5 km long and varies from 300 – 500 meters wide and is defined very consistently by 20 – 376 ppb Au values obtained in the low lying, deeply lateritic soils.  The widest and thickest portion of the soil anomaly occurs where there is a significant flexure in the fault and the anomaly trends across the entire strike length of the fault on Keegan’s property and likely extends to the northwest onto ground recently acquired by Goldfields Limited. Keegan plans to complete preliminary testing in preparation for a drill program which will test all three structures.

Dan McCoy, President and CEO of Keegan states:  “We are pleased to find a new, very strong and consistent geochemical trend on the Asumura property and have it coincide with one of the three regional scale northeast structural breaks on the property, which as indicated by Newmont’s Ahafo deposit, are prospective for very large gold deposits on this side of the Sefwi-Bibiani greenstone belt.”

All soils are assayed using BLEG analysis on a one kg sample by Transworld Laboratories (GH) Ltd., Tarkwa, Ghana and QA/QC was ensured by good repeatability from external standards.  The IP anomalies discussed result from contouring of 2D inversion profiles at 100 meters depth. Vincent Dzakpasu, a qualified member of the Institute of Mining and Metallurgy in the United Kingdom is Keegan's QP on the property.

In other company news, Keegan has ended its option agreements on the Regent and Black Velvet properties located in Nevada, in order to focus on its full technical and financial capabilities on developing its Ghanaian gold properties.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns title and the right to earn 90% of its flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, PhD
President & CEO

For more information please visit the company website at

http://www.keeganresources.com or contact investor relations at

604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

PRESS RELEASE TSX-V: KGN

KEEGAN PROVIDES ADDITIONAL LAND STATUS DATA FROM PROPERTIES ADJOINING ASUMURA

In its July 20, 2007 news release Keegan referred to ground adjacent to and to the northwest of Keegan’s Asumura gold project as being held by Goldfields Limited.

It has come to Keegan’s attention that such ground is held by Mount Olives Goldfields Limited, a private Ghanaian company, who has leased the ground to Golden Star Resources Ltd and is shown as the Sedova property on Golden Star Resources website.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns title and the right to earn 90% of its flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, PhD
President & CEO

For more information please visit the company website at

http://www.keeganresources.com or contact investor relations at

604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.